May 2, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Ms. Nancy McGurk
Chief Accounting Officer
Atlas Pipeline Partners, L.P.
311 Rouser Road
Moon Township, Pennsylvania 15108


Re:	Form 10-K for the year ended December 31, 2004
	Filed March 16, 2005
	File No.  1-14998

Dear Ms. McGurk:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated April 27, 2005.
Our review resulted in the following comments.

	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 6. Selected Financial Data, page 21

1. We note your response to prior comment 2. Please revise your characterization of EBITDA in future filings where you include adjustments and calculate the non-GAAP measure differently than earnings before interest, taxes, depreciation and amortization. Refer to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Item 8. Financial Statements and Supplementary Data

2. We note your response to prior comment 4. In future filings, please disclose on the face of your statements of cash flows the gross amounts that you received from the sale of your preferred interests to your related parties and the gross amounts that you expended to repurchase such shares. The amounts you expended to repurchase such shares should include the premium that you paid. In addition, reference is made to your response to our prior comment 14.
Please revise to segregate the commitment fees paid to your related parties for the purchase of preferred units from the issuance of common units net of offering costs. Please revise this presentation, in future filings, to represent these two separate transactions.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 46

3. We note your response to prior comment 12. Please include a description and the amounts of your unbilled revenues for all periods presented in your future filings.

Note 6. Spectrum Acquisition, page 50

4. We note your response to prior comment 14. It appears that the substance of this transaction is a bridge loan whereby Resource America and Atlas America, two of your related parties, had an expectation of being repaid with proceeds from your public offerings.
Please help us better understand why you believe this transaction was in substance an equity investment by these related parties. In doing so, please indicate whether there was an agreement whereby Resource
America and Atlas America would receive a pro-rata share of earnings or preferred dividends during this timeframe. Further, tell us and disclose the dates of the commitment agreements, purchase of preferred units and closing of the July offering. Please tell us if you considered alternate treatments with respect to the accounting for the commitment fees or premiums paid to repurchase the preferred interests and what consideration you gave to EITF Appendix D-53.

Note 9. Related Party Transactions, page 55

5. Reference is made to your proposed disclosure in response to our prior comment 17. Please ensure that the revised disclosure in the notes to the financial statements includes management`s assertion that the method used is reasonable.

Note 16. Operating Segment, Information and Major Customers, page
59

6. We note your response to prior comment 19. You have indicated that you classify and report your revenues in either natural gas and liquids, or transportation and compression. If, as we believe, you have reported each separate product and service that you sell into groups of similar products and services, please tell us how you determined that such products and services are similar and indicate the specific factors you analyzed in reaching the conclusion that you did. We may have further comment.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337.
In his absence, direct your questions to Donna Di Silvio at (202) 551-3202. Any other questions may be directed to me at (202) 551-3841.


Sincerely,



						Michael Moran
						Accounting Branch Chief

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Atlas Pipeline Partners, L.P.
May 2, 2005
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